FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                      Report of Foreign Private Registrants

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the month of December, 2003

                           GRANITE MORTGAGES 03-2 PLC
                 (Translation of registrant's name into English)
                          Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (Translation of registrant's name into English)
                         22 Grenville Street, St Helier,
                         Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                         GRANITE FINANCE FUNDING LIMITED
                 (Translation of registrant's name into English)
                               4 Royal Mint Court,
                            London EC3N 4HJ, England
                    (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes............No.......X...........



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                      GRANITE MORTGAGES 03-2 PLC


                                      By:        /s/  Clive Rakestrow
                                            -------------------------
                                      Name: L.D.C. Securitisation Director No. 1
                                      Limited by its authorized person Clive
                                      Rakestrow for and on its behalf
                                      Title:  Director
Date: 29 January 2004

                                      GRANITE FINANCE FUNDING LIMITED


                                      By:        /s/  Nigel  Charles Bradley
                                            --------------------------------
                                      Name: Nigel Charles Bradley
                                      Title: Director
Date: 29 January 2004

                                      GRANITE FINANCE TRUSTEES LIMITED


                                      By:        /s/  Daniel Le Blancq
                                            --------------------------
                                      Name: Daniel Le Blancq
                                      Title: Director
Date: 29 January 2004


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INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-2 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 December 2003 - 31 December 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                         177,469

Current Balance                                   (GBP)13,059,474,279

Last Months Closing Trust Assets                  (GBP)13,694,898,654

Funding share                                     (GBP)12,733,905,268

Funding Share Percentage                                 97.51%

Seller Share*                                      (GBP)325,569,011

Seller Share Percentage                                  2.49%

Minimum Seller Share (Amount)*                     (GBP)367,083,573

Minimum Seller Share (% of Total)                        2.81%

Excess Spread last period (% of Total)                   0.13%

* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

                   Number   Principal ((GBP))  Arrears ((GBP))  By Principal (%)


< 1 Month         174,943    12,890,379,092          0              98.71%

> = 1 < 3 Months   2,006      136,777,882        1,172,705           1.05%

> = 3 < 6 Months    382       23,717,325          590,536            0.18%

> = 6 < 9 Months     97        6,292,299          269,648            0.05%

> = 9 < 12 Months    26        1,396,001           83,647            0.01%

> = 12 Months        15         911,680           144,494            0.01%

Total             177,469   13,059,474,279       2,261,030          100.00%


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Properties in Possession

                             Number        Principal ((GBP))     Arrears ((GBP))

Total (since inception)        88             4,721,098              204,264


Properties in Possession                                               41

Number Brought Forward                                                 35

Repossessed (Current Month)                                             6

Sold (since inception)                                                 47

Sold (current month)                                                   12

Sale Price / Last Loan Valuation                                      1.11

Average Time from Possession to Sale (days)                            122

Average Arrears at Sale                                            (GBP)2,060

Average Principal Loss (Since inception)*                           (GBP)421

Average Principal Loss (current month)**                             (GBP)33

MIG Claims Submitted                                                    7

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment                                     59

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

                                               Number         Principal ((GBP))

Substituted this period                          0                 (GBP)0

Substituted to date (since 26 March 2001)      287,381       (GBP)21,658,382,742


CPR Analysis

                                               Monthly            Annualised

Current Month CPR Rate                          4.87%               45.04%

Previous Month CPR Rate                         4.60%               42.70%



Weighted Average Seasoning (by value) Months                        25.75

Weighted Average Remaining Term (by value) Years                    19.83

Average Loan Size                                                (GBP)73,587

Weighted Average LTV (by value)                                     74.20%

Weighted Average Indexed LTV (by value)                             59.97%

Fast Track (by value)                                               22.42%


Product Breakdown

Fixed Rate (by balance)                                             49.69%

Together (by balance)                                               26.33%

Capped (by balance)                                                  2.46%

Variable (by balance)                                               20.65%

Tracker (by balance)                                                 0.88%

Total                                                               100.0%


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Geographic Analysis

                   Number       % of Total       Value ((GBP))        % of Total

East Anglia        4,096           2.31%          296,450,066             2.27%

East Midlands      14,280          8.05%          923,304,832             7.07%

Greater London     22,317         12.58%         2,577,940,223           19.74%

North              25,280         14.24%         1,270,686,847            9.73%

North West         26,857         15.13%         1,586,726,125           12.15%

South East         28,253         15.92%         2,750,325,283           21.06%

South West         12,623          7.11%         1,000,355,730            7.66%

Wales              8,630           4.86%          500,177,865             3.83%

West Midlands      13,316          7.50%          905,021,568             6.93%

Yorkshire          21,817         12.29%         1,248,485,741            9.56%

Total             177,469          100%          13,059,474,279           100%


LTV Levels Breakdown

                                   Number        Value ((GBP))        % of Total

0% < 25%                           5,944          229,846,747            1.76%

> = 25% < 50%                     22,021         1,494,003,858          11.44%

> = 50% < 60%                     14,217         1,157,069,421           8.86%

> = 60% < 65%                      8,124          698,681,874            5.35%

> = 65% < 70%                      9,412          830,582,564            6.36%

> = 70% < 75%                     14,626         1,202,777,581           9.21%

> = 75% < 80%                     12,644         1,181,882,422           9.05%

> = 80% < 85%                     13,779         1,112,667,209           8.52%

> = 85% < 90%                     28,565         1,931,496,246          14.79%

> = 90% < 95%                     36,652         2,529,620,168          19.37%

> = 95% < 100%                    11,332          683,010,505            5.23%

> = 100%                            153            7,835,685             0.06%

Total                             177,469       13,059,474,279          100.0%


Repayment Method

                                   Number        Value ((GBP))        % of Total

Endowment                         29,770         2,075,150,463           15.89%

Interest Only                     13,761         1,537,100,123           11.77%

Pension Policy                      632           61,379,529              0.47%

Personal Equity Plan               1,307          90,110,373              0.69%

Repayment                         131,999        9,295,733,792           71.18%

Total                             177,469       13,059,474,279          100.00%

Employment Status

                                   Number        Value ((GBP))        % of Total

Full Time                         158,416       11,291,221,462           86.46%

Part Time                          2,260          122,759,058             0.94%

Retired                             454            15,671,369             0.12%

Self Employed                     14,556         1,550,159,597           11.87%

Other                              1,783          79,662,793              0.61%

Total                             177,469       13,059,474,279           100.00%


NR Current Existing Borrowers' SVR                  5.74%

Effective Date of Change                       1 December 2003


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Notes    Granite Mortgages 03-2 plc

                   Outstanding         Rating        Reference Rate   Margin
                                   Moodys/S&P/Fitch

Series 1

A1                  $917,674,106       Aaa/AAA/AAA        1.24%         0.08%

A2                 $1,006,000,000      Aaa/AAA/AAA        1.32%         0.16%

A3                  $500,000,000       Aaa/AAA/AAA        1.41%         0.25%

B                    $76,500,000        Aa3/AA/AA         1.65%         0.49%

C                    $10,500,000       Baa2/BBB/BBB       2.71%         1.55%

Series 2

A                 (euro)300,000,000    Aaa/AAA/AAA        2.39%         0.25%

B                  (euro)72,900,000     Aa3/AA/AA         2.63%         0.49%

M                  (euro)52,300,000       A2/A/A          2.89%         0.75%

C1                 (euro)16,000,000    Baa2/BBB/BBB       5.20%      Fixed until
                                                                        07/10

C2                 (euro)65,500,000    Baa2/BBB/BBB       3.69%         1.55%

Series 3

A                  (GBP)352,280,000    Aaa/AAA/AAA       4.625%      Fixed until
                                                                        07/10

C                   (GBP)15,000,000    Baa2/BBB/BBB       5.32%         1.55%

Credit Enhancement

                                                                     % of Notes
                                                                     Outstanding

Class B and M Notes ((GBP)                       (GBP)137,050,418        5.98%
Equivalent)

Class C Notes ((GBP) Equivalent)                 (GBP)79,770,314         3.48%


                                                                    % of Funding
                                                                        Share

Class B and M Notes ((GBP)                       (GBP)137,050,418        1.08%
Equivalent)

Class C Notes ((GBP) Equivalent)                 (GBP)79,770,314         0.63%


Granite Mortgages 03-2 Reserve Fund Requirement  (GBP)35,000,000         0.27%

Balance Brought Forward                          (GBP)19,084,765         0.15%

Drawings this Period                                  (GBP)0             0.00%

Excess Spread this Period                         (GBP)1,182,862         0.01%

Funding Reserve Fund Top-up this Period*              (GBP)0             0.00%

Current Balance                                  (GBP)20,267,627          0.16%


Funding Reserve Balance                          (GBP)24,525,584          0.19%

Funding Reserve %                                       0.6%               NA

*Top-ups only occur at the end of each quarter.


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Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom